Exhibit 99.1

April 3, 2024

Notification Of Transactions By Persons Discharging Managerial Responsibilities

Burford management increase holdings to 10.6%

Burford Capital Limited (“Burford”), the leading global finance and asset management firm focused on law, provides the following notification of various transactions by persons discharging managerial responsibilities (each, a “PDMR”), as well as an update on the aggregate actual and potential ownership of members of Burford’s management committee of Burford’s ordinary shares of nil par value (“Shares”).

Christopher Bogart, Burford’s Chief Executive Officer, commented:

“Jon Molot and I have together invested $23.6 million in Burford’s shares in the last five years between cash purchases and deferrals of cash compensation.1 Taken together, our total actual and potential ownership of Burford’s shares represents approximately 9.87% of Burford’s shares. When the interests of the other members of our management committee are added, Burford’s management committee collectively has actual and potential ownership of approximately 10.62% of Burford’s shares, showing our strong alignment with shareholders.”

Update on Burford’s Management Committee’s Aggregate Actual and Potential Ownership of Shares

The table below sets forth the aggregate actual and potential ownership of members of Burford’s management committee of Shares (after giving effect to the transactions described below).

Management committee member / PDMR	Owned Shares	Unvested restricted stock units ("RSUs")	Shares under the Burford Capital deferred compensation plan (deferred cash compensation)[2]	Shares under the Burford Capital deferred compensation plan (deferred RSUs)	Total[3]	Total as % of Shares issued and outstanding[5]
Craig Arnott	240,122	84,304	—	—	324,426	0.15
Christopher Bogart[4]	9,207,115	566,652	411,182	225,610	10,410,559	4.76
Mark Klein	64,041	84,304	6,305	—	154,650	0.07
Jordan Licht	—	160,634	—	—	160,634	0.07
Jonathan Molot[4]	9,811,515	566,652	569,507	225,610	11,173,284	5.11
Elizabeth O’Connell	130,892	84,304	—	42,112	257,308	0.12
David Perla	72,207	84,304	27,975	103,414	287,900	0.13
Aviva Will	297,927	84,304	27,217	46,796	456,244	0.21
Total management committee	19,823,819	1,715,478	1,042,186	643,542	23,225,005	10.62

Vesting of Restricted Stock Units

The table below sets forth the number of RSUs granted to members of Burford’s management committee under the Burford Capital 2016 Long Term Incentive Plan (the "LTIP") that vested on March 31, 2024 following the satisfaction of the service-based and performance-based conditions and the net number of

Shares delivered to the respective PDMR after giving effect to any tax withholding. In addition, certain PDMRs elected to defer under the Burford Capital deferred compensation plan the receipt of their Shares that vested on March 31, 2024 and, as a result, no Shares were delivered to such PDMRs at this time. Mr. Bogart, Mr. Molot and Ms. O’Connell elected to pay in cash the applicable tax withholding (approximately $84k, $84k and $15k respectively), resulting in the deferral of the full number of their respective Shares under the Burford Capital deferred compensation plan. Thus, the table below also sets forth the number of Shares deferred by certain PDMRs under the Burford Capital deferred compensation plan.

Management committee member / PDMR	Number of RSUs vested on March 31, 2024 under the LTIP	Net number of Shares delivered to the PDMR (after giving effect to any tax withholding)	Number of Shares deferred under the Burford Capital deferred compensation plan
Craig Arnott	75,496	75,496	—
Christopher Bogart	225,610	—	225,610
Mark Klein	35,138	19,328	—
Jordan Licht	—	—	—
Jonathan Molot	225,610	—	225,610
Elizabeth O’Connell	42,112	—	42,112
David Perla	105,903	—	103,414
Aviva Will	47,923	—	46,796

Additional information with respect to the Burford Capital deferred compensation plan can be found in Burford’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the US Securities and Exchange Commission on March 28, 2024. In essence, Burford’s employees are able to elect to defer cash and other compensation, without incurring current income taxes, into the Burford Capital deferred compensation plan, which in turn permits such deferred compensation to be allocated to the Shares (or any other investment option). This is a tax-efficient way for Burford’s employees to continue to accumulate interests in the Shares.

The Notification of Dealing Forms for each of the transactions set forth above are included at the end of this announcement.

[1] Investments during the period from April 3, 2019 to April 3, 2024 include (i) acquisitions of ordinary shares on the open market, valued at cost of acquisition and Bank of England exchange rate on the date of acquisition for acquisitions and made in pounds sterling, and (ii) deferrals of cash compensation under the Burford Capital deferred compensation plan, valued at the closing price of the Shares on the effective day of election into the Shares.

[2] Includes 33% matching contribution by Burford, which carries a two-year vesting requirement.

[3] The “Total” figures in the table above present total potential ownership of Shares but do not present beneficial ownership as calculated in accordance with the rules of the US Securities and Exchange Commission.

[4] Includes Shares held by Messrs. Bogart and Molot’s US charitable foundations. As of April 2, 2024, Mr. Bogart’s foundation held 213,950 Shares and Mr. Molot’s foundation held 227,195 Shares.

[5] Percentage figures calculated using 218,646,081 Shares issued and outstanding as of April 2, 2024.

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Deutsche Numis - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
James Umbers

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson
Yasmina Benchekroun

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results. The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements that are forward-looking, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information made available to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2023 filed with the US Securities and Exchange Commission on March 28, 2024 and other reports or documents that Burford files with, or furnishes to, the US Securities and Exchange Commission from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Craig Arnott
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Deputy Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Vesting of share award under the Burford Capital 2016 Long Term Incentive Plan
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$ 15.97	75,496 (total vesting)

(d) Aggregated information ● Aggregated volume ● Price	N/A
(e) Date of the transaction	2024-03-31
(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Christopher Bogart
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Executive Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares
	Identification code	GG00BMGYLN96
(b) Nature of the transaction

Crediting of Ordinary Shares that have vested but not been delivered under the Burford Capital 2016 Long Term Incentive Plan into Mr. Bogart’s restricted stock unit account pursuant to Burford's deferred compensation plan

	(c) Price(s)and volume(s)	Price(s)	Volume(s)

	$ 15.97	225,610

(d) Aggregated information ● Aggregated volume ● Price	N/A
(e) Date of the transaction	2024-03-31
(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Mark Klein
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of General Counsel and Chief Administrative Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Vesting of share award under the Burford Capital 2016 Long Term Incentive Plan. After the settlement of tax, the individual described above received net 19,328 shares.

(c) Price(s)and volume(s)	Price(s)	Volume(s)
	i. $ 15.97 ii. $ 15.97	35,138 (total vesting) 19,328 (total net shares)

(d) Aggregated information ● Aggregated volume ● Price	N/A
(e) Date of the transaction	2024-03-31
(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan Molot
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares
	Identification code	GG00BMGYLN96

(b) Nature of the transaction

Crediting of Ordinary Shares that have vested but not been delivered under the Burford Capital 2016 Long Term Incentive Plan into Mr. Molot’s restricted stock unit account pursuant to Burford's deferred compensation plan

(c) Price(s)and volume(s)	Price(s)	Volume(s)
	$ 15.97	225,610

(d) Aggregated information ● Aggregated volume ● Price	N/A
(e) Date of the transaction	2024-03-31
(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Elizabeth O’Connell
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Strategy Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares

Identification code	GG00BMGYLN96
(b) Nature of the transaction

Crediting of Ordinary Shares that have vested but not been delivered under the Burford Capital 2016 Long Term Incentive Plan into Ms. O’Connell’s restricted stock unit account pursuant to Burford's deferred compensation plan

(c) Price(s)and volume(s)	Price(s)	Volume(s)
	$ 15.97	42,112

(d) Aggregated information ● Aggregated volume ● Price	N/A
(e) Date of the transaction	2024-03-31
(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	David Perla
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Co-Chief Operating Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

(a) Description of the financial instrument, type of instrument	Ordinary Shares
Identification code	GG00BMGYLN96
(b) Nature of the transaction

Crediting of Ordinary Shares that have vested but not been delivered under the Burford Capital 2016 Long Term Incentive Plan into Mr. Perla’s restricted stock unit account pursuant to Burford's deferred compensation plan

(c) Price(s)and volume(s)	Price(s)	Volume(s)
	$ 15.97	103,414

(d) Aggregated information ● Aggregated volume ● Price	N/A
(e) Date of the transaction	2024-03-31
(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Aviva Will
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Co-Chief Operating Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares
	Identification code	GG00BMGYLN96
(b) Nature of the transaction

Crediting of Ordinary Shares that have vested but not been delivered under the Burford Capital 2016 Long Term Incentive Plan into Ms. Will’s restricted stock unit account pursuant to Burford's deferred compensation plan

	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$ 15.97	46,796

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	2024-03-31
	(f) Place of the transaction	Outside a trading venue